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FOR IMMEDIATE RELEASE

CLOROX COMPLETES TENDER OFFER FOR ARMOR ALL PRODUCTS CORPORATION

Oakland, CA, December 31--The Clorox Company (CLX-NY, PSE) and Armor All Products Corporation announced today that Clorox has completed its tender offer for all the outstanding shares of common stock of Armor All Products Corporation (ARMR-NASDAQ) at $19.09 net per share. The offer expired, as scheduled, at midnight (EST) on Monday December 30, 1996.

As of the termination of the offer, based on a preliminary count from the Depositary, First Chicago Trust Company of New York, approximately 21,119,908 Armor All shares had been tendered and not withdrawn. This includes approximately 419,202 shares tendered pursuant to guarantees of delivery that have not yet been delivered. The shares validly tendered and not withdrawn at that time were accepted for payment. These tendered shares represent approximately 98.8% of the outstanding shares of Armor All common stock. The shares of Armor All not tendered will shortly be converted into the right to receive $19.09 net per share pursuant to a short-form merger between a Clorox subsidiary and Armor All.

In addition to its line of home cleaning products, The Clorox Company manufactures and markets bleaches, cat litters, insecticides, charcoal briquets, salad dressing and sauces. The Company had net earnings of $222 million on sales of $2.2 billion for the year ended June 30.

Armor All leads the $710 million automotive cleaning products market with a 30 percent share, and has about a 60 percent share of the $170 million protectant segment.

Contacts:

News Media

Mark Marymee
(510) 271-7461

Investment Community

Karen Rose
(510) 271-7385
Ughetta Ugolini
(510) 271-2270

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